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                                                                   EXHIBIT 92

                        [EVERCORE GROUP INC. LETTERHEAD]


                                                      October 14, 1997


Board of Directors
Pennzoil Company
Pennzoil Place
P.O. Box 2967
Houston, TX 77252


Gentlemen:

     We understand that on October 7, 1997 Resources Newco, Inc. (the "Purchaser"), a wholly owned subsidiary of Union Pacific Resources Group Inc. ("UPR", and together with the Purchaser, the "Bidder"), amended its tender offer under which it is now offering to purchase all outstanding shares of common stock, par value $0.83 1/3 per share (the "Shares"), of Pennzoil Company ("Pennzoil" or the "Company"), together with the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of October 28, 1994, between Pennzoil and Chemical Bank, as Rights Agent, at a price of $84.00 per Share (and associated Right), net to the seller in cash, without interest thereon (the "Consideration"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 23, 1997 (the "Offer to Purchase"), as heretofore amended, the Supplement to the Offer to Purchase dated October 7, 1997, and in the revised Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). If the Offer were consummated, UPR intends to effect a merger with Pennzoil in which all outstanding Shares would be converted into the right to receive $84.00 in cash. The terms and conditions of the Offer are more fully set forth in the Schedule 14D-1 (the "Schedule 14D-1") originally filed by Purchaser and UPR with the Securities and Exchange Commission on June 23, 1997, together with any amendments or supplements thereto, and the Supplement dated October 7, 1997.

      We have been requested by the Board of Directors of the Company to render our opinion with respect to the adequacy, from a financial point of view, to the shareholders of the Company of the Consideration offered to them by the Bidder pursuant to the Offer.


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October 14, 1997
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     For purposes of the opinion set forth herein, we have:

     (i) reviewed the Offer to Purchase, the Schedule 14D-1, the amendments and supplements to the Schedule 14D-1 (including the Supplement dated October 7, 1997), and certain related documents;

     (ii) analyzed certain publicly available financial statements and other information of the Company;

     (iii) analyzed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

     (vi) analyzed certain financial projections for the Company prepared by the management of the Company;

     (v) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;


     (vi) reviewed the reported prices and trading activity for the Company Shares;

     (vii) compared the financial performance of the Company and the prices and trading activity of the Company Shares to similar publicly available information for publicly-traded companies having lines of business similar to those of the Company;

     (viii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

     (ix) performed such other analyses and examinations and considered such other factors as we have in our sole judgment deemed appropriate.

     We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. In addition, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company's
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October 14, 1997
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business. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

        Evercore Group Inc. has acted as financial advisor to the Board of Directors of the Company in connection with this transaction and has received a fee for its services.

        This opinion is for the use and benefit of the Board of Directors of the Company. This opinion is not intended to be and does not constitute a recommendation to any shareholder of the Company as to whether to accept the Consideration offered to the shareholders in the Offer.

        Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Consideration offered by the Bidder to the shareholders of the Company pursuant to the Offer is inadequate to such shareholders.

                                        Very truly yours,

                                        EVERCORE GROUP INC.